THE BANK OF NEW YORK
101 Barclay Street
New York, New York 10286
June 10, 2008
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	BP Prudhoe Bay Royalty Trust Form 10-K for the Year Ended December 31, 2007 Filed February 29, 2008, as amended March 11, 2008 File No. 1-10243
Dear Mr. Schwall:
     As Trustee of the BP Prudhoe Bay Royalty Trust (the “Trust”), The Bank of New York is responding to your letter dated May 30, 2008 in which the Staff of the Division provided the Trust with certain comments concerning the above-captioned filing (the “2007 Form 10-K”). Our responses, as Trustee on behalf of the Trust, to the Staff’s comments are indicated below. For convenience of reference, we are setting forth the text of each comment, followed by the Trust’s response.
STAFF COMMENT 1
The Prudhoe Bay Unit and Field, page 14
1.	In footnotes a and b you indicate that the Trust’s share of oil and condensate production is based on BP Alaska’s ownership in the oil rim and gas cap and subsequent decreases in BP Alaska’s participation does not affect the calculation of Royalty Production from the BP Working interests. With a view towards disclosure, please clarify that if BP Alaska’s equity interest in either the oil rim or gas cap changes, the Royalty Production based on the revised BP Working Interests would experience a similar change. In addition, please disclose any material equity changes [that] have occurred since initiation of the Trust that has revised amounts of Royalty Production.
TRUST RESPONSE
     We respectfully submit that the requested disclosure would not be appropriate. As discussed on page 2 of the 2007 Form 10-K under the heading “THE TRUST — Trust Property,” the Trust’s interest in the production of crude oil and condensate from the Prudhoe Bay field was fixed by the Overriding Royalty Conveyance at 16.4246% of the first 90,000 barrels of average actual daily net production from BP’s working interest in certain leases as of February 27, 1989. That recorded conveyance is a fixed entitlement that burdens the subject leases and is not subject to change. The notes to the table on page 14 explain that the Trust’s share of production has not changed as a result of BP Alaska’s ownership interest

Securities and Exchange Commission
June 10, 2008

in the oil rim of the Prudhoe Bay Unit having decreased, and its ownership interest in the gas cap having increased, between February 27, 1989 and December 31, 2007.*
STAFF COMMENT 2
Reserve Estimates, page 18
2.	Please enhance your disclosure to provide a sensitivity analysis of reserves to WTI prices. It appears such analysis would provide meaningful disclosure as the oil prices have been volatile and may be unsustainable at these levels and the Chargeable Costs are fixed amounts specified in the Conveyance.
TRUST RESPONSE
     We must respectfully disagree that a sensitivity analysis would provide meaningful additional disclosure. The 2007 Form 10-K, on page 19 under the heading “THE PRUDHOE BAY UNIT AND FIELD — Reserve Estimates,” provides an historical table showing the net proved reserves allocated to the Trust for five years, together with the WTI Price as of the end of each year. We believe that this data provides the investor with a more relevant insight into the impact of changing economic conditions than a sensitivity analysis based on price, which is only one factor in the estimation. The Prudhoe Bay field is operated by the Prudhoe Bay Unit working interest owners, who regularly assess the technical and economic attractiveness of implementing projects to increase proved reserves based on existing and forecast economic and operating conditions.
     Furthermore, we note that under the Commission’s rules currently in effect, it has generally been the Staff’s interpretation that it is not permissible to have more than one measure of proved reserves as of the same date. Both Rule 4-10(a) of Regulation S-X and paragraph 34 of SFAS 25 discuss disclosure of proved reserves as being a single quantified amount. The disclosure of reserve quantities determined using prices other then year-end prices represents the disclosure of a measure of reserves that is other than proved and is not permitted by Instruction 5 of Item 102 of Regulation S-K. The term “existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made,” means prices as of year-end. We refer to paragraph 34 of SFAS 25 and the Division of Corporation Finance’s “Frequently Requested Accounting and Financial Reporting Interpretations and Guidance,” March 31, 2001, Section II.F.3 (a), (h) and (l).
STAFF COMMENTS 3 AND 4
Supplemental Reserve Information, page 45
3.	Please disclose the volume of proved developed reserves at the beginning and end of each year pursuant to paragraph 10 of SFAS 69.

4.	Please provide appropriate explanations for significant reserve changes as shown in the table of reserve changes from year to year. Please see paragraph 11 of SFAS 69.

*	The term “BP Working Interests” which is used in notes a and b to the table, is defined under the heading “THE ROYALTY INTEREST – Royalty Production” on page 6, and refers to the interests owned by BP Alaska at February 27, 1989.

Securities and Exchange Commission
June 10, 2008

TRUST RESPONSE
     In future filings, the unaudited supplemental reserve information footnote to the financial statements included in the Trust’s Annual Report on Form 10-K will include a revised table in the following form (using 2005 to 2007 data for illustrative purposes):
     “The changes in estimated quantities of proved oil and condensate were as follows:

Proved Developed and Undeveloped Reserves (thousands of barrels) as of:
December 31, 2004	77,404
Revisions of previous estimates (1)	13,304
Production	(5,395)

December 31, 2005	85,313
Revisions of previous estimates (2)	697
Production	(4,932)

December 31, 2006	81,078
Revisions of previous estimates (3)	21,970
Production	(5,249)

December 31, 2007	97,799

Proved Developed Reserves (thousands of barrels) as of:
December 31, 2004	68,289
December 31, 2005	73,028
December 31, 2006	69,024
December 31, 2007	86,869

(1)	The positive revision in year-end 2005 reserves reflects an increase in the WTI Price from $43.46 per barrel at December 31, 2004 to $61.04 per barrel at December 31, 2005.

(2)	The positive revision in year-end 2006 reserves reflects an increase in the WTI Price from $61.04 per barrel at December 31, 2005 to $61.06 per barrel at December 31, 2006.

(3)	The positive revision in year-end 2007 reserves reflects an increase in the WTI price from $61.06 per barrel at December 31, 2006 to $96.01 per barrel at December 31, 2007.”

     The Trustee understands and acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 10, 2008

     Please provide copies of any further comments or questions, and any other correspondence concerning this matter, to: Richard Bourgerie, Esq., Emmet, Marvin & Martin, LLP, 120 Broadway, New York, New York 10271. Telephone: (212) 238-3027. Facsimile: (212) 238-3100. Email: rbourgerie@emmetmarvin.com.

Very truly yours, THE BANK OF NEW YORK, as Trustee
By:	/s/ Remo Reale
Remo Reale
Vice President

cc:	Chris White, Branch Chief Jim Murphy, Petroleum Engineer Sean Donahue Mellissa Campbell Duru